UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Weinberg, John S.
   c/o Goldman, Sachs & Co.
   85 Broad Street
   New York, NY  10004
2. Issuer Name and Ticker or Trading Symbol
   Seagram Company Ltd. (The)
   VO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |1,000              |D     |                           |
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Common Stock               |12/17/|P   | |1,000             |A  |$31.625    |                   |I     |01                         |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/17/|S   | |1,000             |D  |$31.3125   |-0-                |I     |01                         |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |5,500              |I     |Trust F/B/O John S. Weinber|
                           |      |    | |                  |   |           |                   |      |g                          |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Deferred Share Units  |1-for-1 |     |    | |           |   |02   |02   |Common Stock|74.074 |$40.50 |            |D  |            |
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Deferred Share Units  |1-for-1 |     |    | |           |   |02   |02   |Common Stock|880.503|$39.75 |            |D  |            |
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Deferred Share Units  |1-for-1 |     |    | |           |   |02   |02   |Common Stock|4.064  |$38.75 |            |D  |            |
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Deferred Share Units  |1-for-1 |     |    | |           |   |02   |02   |Common Stock|159.204|$37.687|            |D  |            |
                      |        |     |    | |           |   |     |     |            |       |5      |            |   |            |
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Deferred Share Units  |1-for-1 |     |    | |           |   |02   |02   |Common Stock|4.485  |$41.125|            |D  |            |
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Deferred Share Units  |1-for-1 |     |    | |           |   |02   |02   |Common Stock|306.709|$39.125|            |D  |            |
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Deferred Share Units  |1-for-1 |9/15/|A   |V|6.76       |A  |02   |02   |Common Stock|6.76   |$34.875|            |D  |            |
                      |        |97   |    | |           |   |     |     |            |       |       |            |   |            |
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Deferred Share Units  |1-for-1 |10/20|A   |V|172.973    |A  |02   |02   |Common Stock|172.973|$34.687|            |D  |            |
                      |        |/97  |    | |           |   |     |     |            |       |5      |            |   |            |
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Deferred Share Units  |1-for-1 |12/19|A   |V|195.320    |A  |02   |02   |Common Stock|195.320|$30.718|1,804.092   |D  |            |
                      |        |/97  |    | |           |   |     |     |            |       |8      |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
01:  The Reporting Person is a managing director of Goldman, Sachs & Co.
("GS").  Transactions reported herein
were effected by GS.  Without admitting any legal obligation, GS will remit appropriate profits, if any, to the
Company.  The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly
owned except to the extent of his pecuniary interest
therein.
02:  The Deferred Share Units were accrued pursuant to The Seagram Company Ltd.
(the "Company") Stock Plan
for Non-Employee Directors and will be paid in Common Stock of the Company or cash after the Reporting Person's
termination of service on the Company's Board of
Directors.
SIGNATURE OF REPORTING PERSON
By: s/ Hans L. Reich Attorney-in-fact
DATE
January 2, 1998